NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS ANNOUNCES SALE OF LACHINE FACILITY

TORONTO, CANADA -- May 10, 2005 -- Russel Metals Inc. today announced the sale of its previously closed Lachine, Quebec distribution center.  The Lachine facility was made redundant as a result of the acquisition of Acier Leroux.  The sale generated $5.7 million in cash and will result in a one-time gain on the sale of $2.8 million, which will be recorded as part of the restructuring charges in the second quarter.  The sale of Armabec, a small rebar operation in Quebec, will close later in May, generating a further $1.5 million in cash and no gain or loss on sale.

These sales and the sale of Delta Joists in the previous quarter are the last major asset disposals associated with the acquisition of Acier Leroux.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com